Bionomics Limited

27 May 2004

04030901

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
27 MAY 2004

DRUG DISCOVERY FOCUS FOR SAB AND STAFF AT BIONOMICS

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced the appointment of Dr Tim Harris, CEO of leading US biotech company, Structural GenomiX Inc., to Bionomics' Scientific Advisory Board. The Company also announced the appointment of Dr Kerstin Holata as Director, Drug Discovery.

Dr Harris is Chief Executive Officer of Structural GenomiX Inc., a company he co-founded in 1999. Prior to that, from 1993 to 1999, Dr Harris was Senior Vice President of Research and Development for Sequana Therapeutics, Inc., which became Axys Pharmaceuticals, Inc. in 1998. From 1989 to 1993, he was Director of Biotechnology at Glaxo Group Research in the United Kingdom. From 1981 until 1989, Dr Harris was a Senior Molecular Biologist at Celltech Ltd., a biotechnology company in the UK. Dr Harris is a board member at Dendreon Corporation in Seattle, Washington. He received a Ph.D. and M.Sc. in Virology and a B.Sc. in Biochemistry from the University of Birmingham in the UK.

Bionomics' Managing Director, Dr Deborah Rathjen said the Company was pleased to have attracted an outstanding international biotech executive such as Dr Harris to the Adelaide based company. She said that through its Scientific Advisory Board Bionomics sought to ensure that it had access to appropriate international experience to guide the Company in its drug discovery programs.

"Bionomics is in a very exciting phase of development and has focused its drug discovery program on the therapeutic areas of epilepsy and anxiety. Securing the appointment of Dr Harris is a further sign of the Company's commitment to the continued progress of its efforts in drug discovery."

"We are delighted with his commitment to our Company and look forward to his role in fast tracking Bionomics' strategy," she said.

Dr Harris said he was delighted to be invited to sit on the Bionomics Scientific Advisory Board. "I know what Bionomics is all about. I believe Bionomics has a very strong scientific program and a strong team to execute the Company's strategy. I hope I can be part of something very worthwhile there, developing new treatments for epilepsy and other debilitating CNS illnesses," said Dr Harris.

Bionomics' Chairman, Fraser Ainsworth, welcomed Dr Harris to the Scientific Advisory Board. He said Dr Harris would add important new perspective and value to Bionomics' Scientific Advisory Board as the Company continued to carve a niche in genomics-driven drug discovery.

In announcing the appointment of Dr Harris, Bionomics also announced the retirements of Professor Mathew Vadas, Professor Erkki Ruoslahti and Professor Axel Ullrich from the Scientific Advisory Board, each having served 4 years, with Professor Vadas having served over that period as co-chair of the Scientific Advisory Board. On behalf of the Company, Dr Rathjen thanked them for their valuable role in the formative years of the Company's scientific development. In particular, the Company expressed a deep appreciation to Professor Vadas as scientific co-founder of Bionomics for his foresight in recognizing the potential of the genomics revolution to lead to better health outcomes for patients and in guiding the formation of the Company.

Bionomics' Scientific Advisory Board now comprises Professor Grant Sutherland, Professor Samuel Berkovic, Dr Errol De Souza, Professor Ashley Dunn and Dr Tim Harris.

Separately, Bionomics announced that Dr Kerstin Holata has been appointed Director, Drug Discovery. Dr Holata was previously at Pfizer Inc. where her responsibilities included validation of novel ion channel drug targets and compounds for the treatment of neuropathic pain and the establishment of high throughput screening for drug discovery. Dr Holata, a graduate of the Flinders University of South Australia, undertook her postdoctoral studies in the US at Northwestern University in the Department of Neurobiology and Physiology.

Dr Mark Varney, Bionomics' Vice President Drug Discovery, will shortly return to the US for family reasons. Dr Varney will remain as a Consultant to Bionomics in its drug discovery program.

Bionomics anticipates additional senior appointments to further enhance and expand its epilepsy and anxiety drug discovery program.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the

seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101